SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                  SCHEDULE TO

     Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

                               (Amendment No. 1)*
            -----------------------------------------------------

                         Biggest Little Investments, L.P.
            -----------------------------------------------------
                        (Name of Subject Company (issuer))

                                  Ben Farahi
            -----------------------------------------------------
            (Names of Filing Persons (identifying status as offeror,
                           issuer or other person))

                           Limited Partnership Units
            -----------------------------------------------------
                          (Title of Class Securities)

                                     None
            -----------------------------------------------------
                     (CUSIP Number of Class Securities)
            -----------------------------------------------------
Ben Farahi
Manager
Maxum, LLC
1175 West Moana Lane, Suite 200
Reno, Nevada  89509
(775) 825-3355

Copy To:
Don S. Hershman, Esq.
Much Shelist
191 North Wacker Drive, Suite 1800
Chicago, Illinois  60606

     (Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)
------------------------------------------------------------------------------
                           CALCULATION OF FILING FEE
------------------------------------------------------------------------------
Transaction valuation*  $1,827,000               Amount of filing fee  $522.00
------------------------------------------------------------------------------
* For purposes of calculating the fee only. This amount assumes the purchase of 30,000 units of limited partnership interest of the subject partnership for $87 per unit. The amount of the filing fee, calculated in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate of the cash offered by the bidder.





[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $348.00
-------------------------------------------------------------------

Form or Registration No.: 005-56511
-------------------------------------------------------------------

Filing Party:  Ben Farahi
----------------------------------------------------

Date Filed:  April 27, 2005
------------------------------------------------------

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

    Check the appropriate boxes below to designate any transactions to which the statement relates:

  [X] third-party tender offer subject to Rule 14d-1.
  [ ] issuer tender offer subject to Rule 13e-4.
  [ ] going-private transaction subject to Rule 13e-3.
  [ ] amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

TENDER OFFER STATEMENT

Item 1.  Summary Term Sheet.

     Reference is made to the Extension of Offer to Purchase dated May 27, 2005 attached as Exhibit (a)(1) hereto (the "Extension of Offer to Purchase"), which is incorporated herein by reference.

Item 2.  Subject Company Information.

     (a) The name of the subject company is Biggest Little Investments, L.P. (the "Company"). The Company's principal executive offices are located at 1175 West Moana Lane, Suite 200, Reno, Nevada 89509 and its telephone number is (775) 825-3355.

     (b) The title of the securities that are the subject of this offer is units of limited partnership interest in the Company ("Units"). As of April 6, 2005, there were approximately 180,937 Units outstanding.

     (c) There is no established trading market for the Units (except for limited or sporadic quotations).






Item 3.  Identity and Background of Filing Person.

     Ben Farahi is tendering for the Units (the "Purchaser"). The Purchaser's business address is 1175 West Moana Lane, Suite 200, Reno, Nevada 89509 and his telephone number is (775) 825-3355. The Purchaser owns 50.8% of the outstanding Units and is the sole manager of Maxum, LLC, the general partner of the Company. For the past ten years, the Purchaser has been Co-Chairman of the Board, Chief Financial Officer, Secretary, and Treasurer of Monarch Casino & Resort, Inc. which, through its wholly-owned subsidiary Golden Road Motor Inn, Inc. ("Golden Road"), a Nevada corporation, owns and operates the tropically themed Atlantis Hotel Casino in Reno, Nevada. Since September 1, 1978, the Purchaser is also a partner in Farahi Investment Company which is involved in real estate investment and development. During the last five years, the Purchaser neither: (i) was convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); nor (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to federal or state securities laws or finding any violation with respect to such laws. The Purchaser is a U.S. citizen.

Item 4.	Terms of the Transaction.

     (a)(1)

       (i) Subject to the conditions set forth in the Offer to Purchase, the Purchaser is seeking tenders for 30,000 Units (the "Offer").

       (ii) The purchase price will be $87 per Unit. Reference is hereby made to the Cover Page, Summary Term Sheet and the sections entitled "Terms of the Offer," "Proration; Acceptance for Payment and Payment for Units" and "Conditions of the Offer" of the Extension of Offer to Purchase, which are incorporated by reference herein.

       (iii) The Offer is scheduled to expire at midnight., Eastern Time, on June 24, 2005, unless extended. Reference is hereby made to the Cover Page, Summary Term Sheet and the sections entitled "Terms of the Offer," "Proration; Acceptance for Payment and Payment for Units," "Withdrawal Rights" and "Extension of Tender Period; Termination; Amendment" of the Extension of Offer to Purchase, which are incorporated by reference herein.

       (iv) A subsequent offering period will not be available. Reference is hereby made to the Summary Term Sheet and the section entitled "Extension of Tender Period; Termination; Amendment" of the Extension of Offer to Purchase, which are incorporated by reference herein.

       (v) Reference is hereby made to the Cover Page, Summary Term Sheet and the sections entitled "Terms of the Offer," "Proration; Acceptance for Payment and Payment for Units," "Withdrawal Rights" and "Extension of Tender Period; Termination; Amendment" of the Extension of Offer to Purchase, which are incorporated herein by reference.

       (vi) Reference is hereby made to the Summary Term Sheet and the sections entitled "Terms of the Offer," "Proration; Acceptance for Payment and Payment for Units," "Withdrawal Rights" and "Extension of Tender Period; Termination; Amendment" of the Extension of Offer to Purchase, which are incorporated by reference herein.



       (vii) Reference is hereby made to the Cover Page, Summary Term Sheet and the sections entitled "Terms of the Offer," "Proration; Acceptance for Payment and Payment for Units," "Procedures for Tendering Units," "Withdrawal Rights" and "Extension of Tender Period; Termination; Amendment" of the Extension of Offer to Purchase, which are incorporated by reference herein.

       (viii) Reference is hereby made to the Summary Term Sheet and the section entitled "Proration; Acceptance for Payment and Payment for Units," of the Extension of Offer to Purchase, which is incorporated by reference herein.

       (ix) Reference is hereby made to the section entitled "Proration; Acceptance for Payment and Payment for Units," of the Extension of Offer to Purchase, which is incorporated by reference herein.

       (x) Reference is hereby made to the section entitled "Effects of the Offer" of the Extension of Offer to Purchase, which is incorporated by reference herein.

       (xi)  Not applicable.

       (xii) Reference is hereby made to the section entitled "Certain Federal Income Tax Consequences" of the Extension of Offer to Purchase, which is incorporated by reference herein.

     (a)(2) Not applicable.

Item 5.  Past Contacts, Transactions, Negotiations and Agreements.

     Except as described in the sections entitled "Conflicts of Interest and Transactions with Affiliates" and "Certain Information Concerning Us" of the Extension of Offer to Purchase, which are hereby incorporated by reference herein, none of the events set forth in Item 1005(a) and (b) of Regulation M-A has occurred.

Item 6.  Purposes of the Transaction and Plans or Proposals.

     (a) Reference is hereby made to the Cover Page and the section of the Extension of Offer to Purchase entitled "Future Plans," which is hereby incorporated by reference herein.

     (b) Reference is hereby made to the section of the Extension of Offer to Purchase entitled "Future Plans," which is hereby incorporated by reference herein.

     (c) None of the events set forth in Item 1006(c)(1) through (7) of Regulation M-A are planned, proposed or being negotiated.

Item 7.  Source and Amount of Funds or Other Consideration.

     (a) Reference is hereby made to the Summary Term Sheet and section of the Extension of Offer to Purchase entitled "Source of Funds," which are hereby incorporated by reference herein.

     (b) There are no material conditions to the financing of the transaction. There are no alternative financing plans or arrangements for the transaction.




     (d) Except as set forth in the section entitled "Source of Funds" of the Extension of Offer to Purchase, which is incorporated herein by reference, none of the funds required for the purpose of the transaction are expected to be borrowed, directly or indirectly.

Item 8.  Interest in Securities of the Subject Company.

     (a) The Purchaser beneficially owns 91,946 Units, constituting 50.8% of the outstanding Units based on the 180,937 Units outstanding as of the date hereof. The Purchaser has sole voting and investment power with respect to 44 Units, constituting less than 1% of the outstanding Units. The Purchaser is a partner in Farahi Investment Company, a general partnership which is the sole member of Western Real Estate Investments, LLC ("Western"). Western beneficially owns 69,860 Units, constituting 38.6% of the outstanding Units. The Purchaser is a member of Virginia Springs Limited Liability Company ("Virginia Springs"). Virginia Springs owns 22,042 Units, constituting 12.2% of the total outstanding Units. The address of Western and Virginia Springs is 1175 West Moana Lane, Suite 200, Reno, Nevada 89509.

     (b) Western purchased ten Units from a limited partner in a private transaction in March 2005.

Item 9. Persons/Assets Retained, Employed, Compensated or Used.

     No persons have been employed, retained or are to be compensated by the Purchaser to make solicitations or recommendations in connection with the Offer.

Item 10.  Financial  Statements.

     (a) The Purchaser's net worth is in excess of $10,000,000. The Purchaser does not have any material guarantees and contingencies that may negatively affect his net worth.

     (b) Not applicable.

Item 11.  Additional Information.

     (a) Not Applicable.

     (b) The Extension of Offer to Purchase is hereby incorporated by reference herein.

Item 12.  Exhibits.

     (a)(1) Extension of Offer to Purchase, dated May 27, 2005.

     (a)(2) Cover Letter, dated May 27, 2005, from the Purchaser to Limited Partners.

Item 13.  Information Required by Schedule 13E-3.

     Not Applicable.



                                  SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


        /s/ Ben Farahi
        --------------
            Ben Farahi

Dated:  May 27, 2005





                                 Exhibit Index

Exhibit No.

(a)(1)  Extension of Offer to Purchase, dated May 27, 2005.

(a)(2)  Cover Letter, dated May 27, 2005, from the Purchaser to Limited
Partners.



Exhibit (a)(1)
EXTENSION OF OFFER TO PURCHASE FOR CASH

BEN FARAHI
IS OFFERING TO PURCHASE UP TO 30,000 UNITS OF
LIMITED PARTNERSHIP INTEREST IN
BIGGEST LITTLE INVESTMENTS, L.P.,
A DELAWARE LIMITED PARTNERSHIP,
FOR $87 PER UNIT IN CASH

     I will purchase up to 30,000 (approximately 16.6%) of the outstanding units of limited partnership interest in your partnership. If more units are tendered to me, I will accept units on a pro rata basis according to the number of units tendered by each person.

     You will not pay any fees or commissions if you tender your units, with the exception of taxes or fees which may be payable in respect of custodial or other beneficiary accounts.

     My offer is not subject to any minimum number of units being tendered.

     I am an affiliate of your general partner. I am making this offer with a view towards making a profit.

     Depending on your tax circumstances, there may be federal income tax benefits associated with a tender of your units. In the event that my purchase price is less than your tax basis for any units you tender in this offer, you will receive the tax benefit of your loss at the time of your tender, rather than deferring this benefit until you sell the units at a later time.

     My offer and your withdrawal rights will expire at 12:00 midnight, New York City time, on June 24, 2005, unless I extend the deadline.

     SEE "RISK FACTORS" BEGINNING ON PAGE 1 OF THE OFFER TO PURCHASE DATED APRIL 27, 2005 (THE "OFFER TO PURCHASE") FOR A DESCRIPTION OF RISK FACTORS THAT YOU SHOULD CONSIDER IN CONNECTION WITH MY OFFER, INCLUDING THE FOLLOWING:

     I am making my offer to make a return on my investment. Accordingly, in establishing my purchase price I was motivated to set the lowest price for your units that might be acceptable to you consistent with my objectives. Such objectives may conflict with your interest in receiving the highest price for your units.

     My purchase price of $87 is not based on any third party appraisal or valuation. In addition, my purchase price was determined without any arm's-length negotiation between me and your partnership. No independent person has given an opinion on the fairness of my offer, and no representation is made by me or the general partner of your partnership on the fairness of my offer. My purchase price is in excess of 20% above the average price for the limited number of units which were traded in the informal secondary market between January 2004 and February 2005.
     The manager of the partnership has estimated the liquidation value per partnership unit at $97.45, using a very conservative calculation methodology (see "Section 13. Background of the Offer" in the Offer to Purchase).




     If you tender your units you will be giving up future potential value from owning the units.

     You may receive more value by retaining your units than by selling your units to me.

     I am an affiliate of the general partner of your partnership. During the fiscal year ended December 31, 2004 and the fiscal quarter ended March 31, 2005, the general partner was allocated $23,540 and $8,063, respectively, of your partnership's taxable income for acting in its capacity as the general partner.

     It is possible that I may conduct a future offer at a higher price. My affiliates and I anticipate continuing to make offers, on a periodic basis, as long as we have the financial wherewithal to undertake such offers. It is the intent and goal of my affiliates and I to provide the limited partners of your partnership with a cost-effective liquidity alternative to the more expensive secondary market.

     My affiliates and I currently own approximately 50.8% of the outstanding units. My affiliates and I are in a position to influence the outcome of partnership decisions on which limited partners may vote.

     The Offer to Purchase is amended by this Extension of Offer to Purchase by increasing the number of units I am offering to purchase to 30,000 units from 20,000 units and by extending the expiration date of the offer from May 27, 2005 to June 24, 2005. The Offer to Purchase is further amended as follows:

         The last line of the first paragraph of the section of the Offer to Purchase entitled "Section 2. Proration; Acceptance for Payment and Payment for Units" is amended and restated by adding to the end of the last line of the first paragraph of this section the following: "to increase the number of units for which I am tendering up to a maximum of 30,000 units."

     The sixth sentence of the portion of Section 3. Procedures for Tendering Units of the Offer to Purchase entitled "APPOINTMENT AS PROXY; POWER OF ATTORNEY" is amended and restated by adding to the end of such sentence the following ", to the extent that such voting rights are attendant to the ownership of the units."

     The fifth paragraph of the section of the Offer to Purchase entitled "Section 6. Certain Federal Income Tax Consequences" is amended and restated by adding the following at the end of such paragraph: "If you tender your units in my offer for a purchase price that is less than your tax basis for such units, you will receive the tax benefit of your loss at the time of your tender, rather than deferring this benefit until you sell the units at a later time."

     The paragraph entitled "TAX CONSEQUENCES TO NON-TENDERING AND PARTIALLY-TENDERING LIMITED PARTNERS" of the section of the Offer to Purchase entitled "Section 6. Certain Federal Income Tax Consequences" is amended and restated by adding the following at the end of such paragraph: "Please note that I do not believe that a sale or exchange of 50% or more of the total interest in capital and profits of your partnership within a 12-month period will occur as a result of this offer."



     The paragraph entitled "LIMITATIONS ON RESALES" of the section of the Offer to Purchase entitled "Section 7. Effects of the Offer" is amended and restated by adding the following at the end of such paragraph: "However, I do not believe that a transfer of 50% or more of the units within a 12-month period will occur as a result of my offer."

     The Section of the Offer to Purchase entitled "Section 9. Certain Information Concerning your Partnership" is amended and restated by deleting the reference to the SEC's regional facilities.

     Section 9 of the Offer to Purchase, entitled "Certain Information Concerning Your Partnership" is amended and restated by adding the following to the paragraph of such Section entitled "Selected Financial Data":

                                 FISCAL YEAR ENDED       FISCAL QUARTER ENDED
                                    DECEMBER 31,              MARCH 31,
                                 2004         2003        2005          2004
                              ----------   ----------   --------      --------
Rental and other income       $2,112,646   $2,250,822   $617,445      $568,966
Mortgage loan interest
  Income                              -       643,330         -             -
Interest and other income         57,336       41,359    136,470        12,036
                              ----------   ----------   --------     ---------
Total revenues                 2,169,982    2,935,511    753,915       581,272
                              ----------   ----------   --------     ---------
Operating expenses               500,839      419,356    240,684       173,807
General and administrative       171,410      282,341     18,131         4,403
Depreciation and amortization    430,347      346,085    130,505        97,307
Property management fees         125,780      136,821     42,068        33,347
Impairment                            -     1,108,135         -             -
                              ----------   ----------   --------     ---------
Total expenses                 1,228,376    2,292,738    431,388       308,864

Net income                       941,606      642,773    322,527       272,408
                              ==========   ==========   ========     =========
Net income per unit                 5.03         3.33       1.74          1.42
                              ==========   ==========   ========     =========

                                          December 31,             March 31,
                                       2004          2003             2005
                                    -----------   -----------     -----------
Balance Sheet Data:
  Total assets                      $19,324,940   $18,899,985     $19,621,977
  Total liabilities                     115,567       115,567          90,077

  Limited partners equity
   (180,937 units outstanding at
    12/31/04 and 3/31/05)            18,716,301    18,313,201      19,030,765

Statements of Cash Flow Data:
  Cash and Cash Equivalents          $4,192,206    $4,118,298      $4,420,056
  Net cash provided by operating
    activities                        1,308,106     2,069,368         230,669
  Net cash used in investing
    activities                         (719,232)     (120,476)         (2,819)
  Net cash used in financing
    activities                         (514,966)      (13,516)             -



     To accept my offer, please execute the letter of transmittal and return it to American Stock Transfer & Trust Company, which is acting as Depositary for my offer, together with any additional documents required, in the enclosed pre-addressed, postage paid envelope (see Section 3. "Procedures for Tendering Units" in the Offer to Purchase). Questions and requests for assistance or for additional copies of this offer to purchase or the letter of transmittal should be directed to MacKenzie Partners, Inc., which is acting as Information Agent for my offer, at (800) 322-2885.

May 27, 2005



Exhibit (a)(2)

BEN FARAHI
1175 West Moana Lane
Suite 200
Reno, Nevada 89509

May 27, 2005

OFFER TO PURCHASE FOR CASH
LIMITED PARTNERSHIP UNITS OF
BIGGEST LITTLE INVESTMENTS, L.P.
FOR $87 PER UNIT IN CASH


Dear Limited Partner:

     I have begun a tender offer to purchase limited partnership units of your partnership for $87 per unit. My purchase price is in excess of 20% above the average price for the limited number of units which were traded in the informal secondary market between January 2004 and February 2005. My offer is being made pursuant to the Offer to Purchase and the enclosed Extension of Offer to Purchase, which set forth all of the terms and conditions of the offer. Please carefully review this documentation prior to making a decision whether or not to tender your interests. The offer has been extended and is scheduled to expire at 12:00 midnight, New York City time, on June 24, 2005, unless otherwise extended. You will not be required to pay any fees, commissions or partnership transfer fees, which could total between $250 and $400, in connection with any sale of your units pursuant to my offer.

     My offer provides you with liquidity; if I purchase your tendered units, you will receive cash, but you may recognize a gain or loss for federal income tax purposes. If you retain your units, you will continue to be a limited partner. However, you may not be able to liquidate your investment until the partnership terminates.

     As with any investment decision, there are benefits and detriments to you from accepting or declining my offer. The general partner of your partnership is remaining neutral and makes no recommendation as to whether you should tender or refrain from tendering your units in any offer. The general partner believes that you must make your own decision whether or not to participate in any offer, based upon the factors described in the Offer to Purchase and the Extension of Offer to Purchase.

     I am the sole manager of the general partner of your partnership. As a result, the general partner has substantial conflicts of interest with respect to my offer. This conflict may affect the general partner's ability to reconcile my interests with those of the other limited partners, particularly in assessing the fairness of my offer price. I seek to purchase units at a low price, but you desire to sell units at a high price. In addition, your general partner and another of its affiliates are entitled to receive fees for certain transactions involving the partnership and its assets.

     If you desire to tender any of your units in response to my offer, you should complete and sign the enclosed acknowledgment and agreement in accordance with the instructions set forth in the letter of transmittal included in this package. The signed acknowledgment and agreement and any other required documents should be sent to the Depositary, American Stock Transfer & Trust Company, prior to the expiration of my offer. The addresses for the Depositary are 59 Maiden Lane, New York, New York 10038 or by overnight courier service or by hand at 6201 15th Avenue, Brooklyn, New York 11219 -- Attention: Reorg. Department - BLI.

     If you previously completed and delivered the blue letter of transmittal to the Depositary and have not withdrawn such tender, you do not need to complete any other documents for your units to be tendered to me.

     If you have any questions or require further information, please call my Information Agent, MacKenzie Partners, Inc. toll free, at (800) 322-2885.


Very truly yours,


BEN FARAHI